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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                                  August 9, 2005

Mr. Larry Greene
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                             Re:  Van Kampen Pennsylvania Value Municipal
                             Income Trust -- Registration Statement on Form N-14 (the "Registration Statement")
                             (File Nos. 333-126292 and 811-07398)

Dear Mr. Greene:

                  Thank you for your telephonic comments regarding the Registration Statement on Form N-14 for Van Kampen Pennsylvania Value Municipal Income Trust (the "Acquiring Fund" or the "Registrant") filed with the Securities and Exchange Commission (the "Commission") on June 30, 2005 in connection with the proposed reorganizations (the "Reorganizations") of Van Kampen Advantage Pennsylvania Municipal Income Trust, Van Kampen Pennsylvania Quality Municipal Trust and Van Kampen Trust for Investment Grade Pennsylvania Municipals (the "Target Funds") into the Acquiring Fund. On behalf of the Acquiring Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. We have not included comments which we resolved in the course of our conference call with you. Where changes were necessary in response to your comments, they are reflected in Pre-Effective Amendment No. 1 to the Acquiring Fund's Registration Statement on Form N-14, which will be filed on or about August 9, 2005. The Target Fund and the Acquiring Fund are referred to herein collectively as the "Funds."

COMMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS

COMMENT 1.        UNDER "QUESTIONS & ANSWERS," IN THE RESPONSE TO THE SECOND
                  QUESTION, REVISE THE DISCLOSURE TO MORE FULLY EXPLAIN THE
                  REASONS FOR THE PROPOSED REORGANIZATIONS.

Response 1.       The Funds respectfully submit that they have adequately
                  conveyed the reasons for the proposed Reorganizations. The
                  Funds respond to that question as follows:

                           The Board of Trustees of each Fund has determined that each Reorganization will benefit common shareholders of the respective Target Fund and the Acquiring Fund. The Target Funds and the Acquiring Fund are similar. Each Fund seeks to provide common shareholders with a high level of current income exempt from federal and Pennsylvania income tax, and where possible under local law, local income and personal property taxes, consistent with preservation of capital, by investing substantially all of its assets in Pennsylvania municipal securities rated investment grade at the time of investment.
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                           Each Fund is managed by the same investment advisory
                           personnel. After the Reorganizations, it is anticipated that common shareholders of each Fund will experience a reduced annual operating expense ratio, as certain fixed administrative costs will be spread across the combined fund's larger asset base.

                  This disclosure notes that the Funds pursue substantially similar investment objectives and strategies and are managed by the same investment advisory personnel. These facts serve as important background for the primary reason for the Reorganizations -- the anticipated reduced annual operating expense ratio for common shareholders of each Fund. Given that the Funds pursue substantially similar investment objectives and strategies and are managed by the same investment advisory personnel, common shareholders of each Fund should find the anticipated reduced annual operating expense ratio as a compelling reason to support the Reorganizations of their Fund.

COMMENT 2.        UNDER THE "FEE, EXPENSE AND DISTRIBUTIONS ON PREFERRED SHARES
                  TABLE FOR COMMON SHAREHOLDERS OF THE FUNDS," THE FUNDS MAY
                  DELETE ALL REFERENCES TO ANY FEE DESCRIPTIONS FOR WHICH NO
                  CLASS OF SHARES PAYS SUCH FEES.

Response 2.       The Funds acknowledge the comment and opt to continue to show these captions.

COMMENT 3.        UNDER "PROPOSAL 1 -- COMPARISON OF THE FUNDS -- OTHER
                  INVESTMENT PRACTICES AND POLICIES -- STRATEGIC TRANSACTIONS,"
                  PROVIDE ADDITIONAL DISCLOSURE REGARDING EACH FUND'S COMPLIANCE
                  WITH APPLICABLE REGULATORY REQUIREMENTS WHEN IMPLEMENTING
                  STRATEGIC TRANSACTIONS.

Response 3.       Each Fund may engage in certain strategic transactions,
                  such as put and call options, financial futures contracts and interest rate transactions such as swaps, caps, floors or collars. The Funds disclose that they "compl[y] with applicable regulatory requirements when implementing these strategies, techniques and instruments." This general disclosure provides the Funds with flexibility to adjust to changes in applicable law, rules, regulations or exemptive relief. The Funds acknowledge the Staff's comment but do not believe that additional disclosure is necessary.

COMMENT 4.        UNDER "PROPOSAL 1 -- INFORMATION ABOUT THE REORGANIZATIONS
                  -- MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE
                  REORGANIZATIONS," PROVIDE DISCLOSURE REGARDING CAPITAL LOSS
                  CARRYFORWARDS, IF APPLICABLE.

Response 4.       The Funds respectfully submit that the rule applicable to
                  capital loss carryforwards is not material with respect to the Reorganizations and therefore no such disclosure is necessary.

COMMENT 5.        UNDER "OTHER INFORMATION -- SHAREHOLDER PROPOSALS," PROVIDE
                  THE DISCLOSURE REQUIRED BY RULE 14A-8(e) OF REGULATION 14A.

Response 5.       The Funds have added the requested disclosure.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION (SAI)


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COMMENT 6.        UNDER "TRUSTEES AND OFFICERS -- BOARD COMMITTEES," INDICATE
                  WHETHER THE MEMBERS OF THE BOARD'S BROKERAGE AND SERVICES COMMITTEE ARE INTERESTED TRUSTEES.

Response 6.       The first paragraph of that section reads as follows:

                           "The Board of Trustees has three standing committees (an audit committee, a brokerage and services committee and a governance committee). Each committee is comprised solely of 'Independent Trustees,' which is defined for purposes herein as trustees who: (1) are not 'interested persons' of the Fund as defined by the 1940 Act and (2) are 'independent' of the Fund as defined by the New York Stock Exchange, American Stock Exchange and Chicago Stock Exchange listing standards."

                  Thus, the Funds do not believe that additional disclosure is necessary.

COMMENT 7.        IN THE FIFTH PARAGRAPH UNDER "INVESTMENT ADVISORY
                  AGREEMENT," DISCUSS THE FACTORS INVOLVED IN DETERMINING THE
                  APPROVAL OF THE INVESTMENT ADVISORY AGREEMENT.

Response 7.       The Funds respectfully submit that they have satisfied the existing disclosure requirements regarding approval of advisory contracts required under Form N-14. Form N-14 (Items
                  12(b) and 13(b)) requires the Funds to furnish in the SAI the information called for under Item 18.13 of Form N-2.
                  Investment Company Act Release No. 26486 (June 23, 2004) (the
                  "Release") removes Item 18.13 of Form N-2 effective January
                  31, 2006 and adds new disclosure regarding approval of advisory contracts to shareholder reports.

                  The Funds respectfully submit that they are not yet obligated to provide this new disclosure in their shareholder reports. The Release adds subsection (e) to Item 24.6 of Form N-2, which applies only "[i]f the Registrant's board of directors approved any investment advisory contract during the Registrant's most recent fiscal half-year." Each Fund's most recent fiscal half-year ended April 30, 2005, which preceded the May 25-26, 2005 Board meeting at which the investment advisory contract for each Fund was renewed. Since the Board had not approved the investment advisory contracts pursuant to the revised disclosure rules prior to April 30, 2005, the Funds were not required to provide the new disclosure in their most recent shareholder reports. Although the Release states that "[p]rior to January 31, 2006, a fund may omit disclosure in its SAI with respect to any board approval of an investment advisory contract if it has previously provided the required disclosure with respect to that board approval in a shareholder report," since none of the Funds has yet been obligated to provide the new disclosure in its shareholder reports, the Funds have provided the disclosure currently required by Item 18.13 of Form N-2.

                  The new disclosure requirements also apply to "all proxy statements filed on or after October 31, 2004," and the N-14 serves as a proxy statement for the Acquiring Fund with respect to the issuance of additional common shares in connection with the Reorganizations. However, the Funds respectfully submit that they are not obligated to provide this new disclosure. The Release adds new


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                  disclosure to Item 22(c)(11) of Schedule 14A; Item 22(c),
                  though, applies only "[i]f action is to be taken with respect to an investment advisory contract." Accordingly, since the Acquiring Fund is not taking action with respect to an investment advisory contract, the new disclosure is not required.

COMMENT 8.        UNDER "FUND MANAGEMENT," PROVIDE THE DISCLOSURE REQUIRED BY
                  ITEM 21.2 OF FORM N-2 WITH RESPECT TO COMPENSATION.

Response 8.       The Funds respectfully submit that they have satisfied the existing disclosure requirements regarding portfolio manager compensation. Item 21.2 requires disclosure of "the structure of, and the method used to determine, the compensation of each Portfolio Manager." The Funds' investment adviser has created a structure and method for compensating portfolio managers which is fully described in the SAI. To the extent that the Funds disclosed any additional information regarding the structure and method for compensating its portfolio managers, they would risk the possibility that the value of compensation would be disclosed, a result that is specifically disclaimed by Item 21.2 ("[t]he value of compensation is not required to be disclosed under this Item").

ACCOUNTING COMMENTS

COMMENT 9.        IN THE CAPITALIZATION TABLE UNDER "PROPOSAL 1 -- COMPARISON
                  OF THE FUNDS -- CAPITALIZATION," EXPLAIN SUPPLEMENTALLY THE
                  REASON FOR THE DECLINE IN THE NET ASSET VALUE PER COMMON SHARE
                  OF THE ACQUIRING FUND FROM THE FOURTH TO THE FIFTH COLUMN.

Response 9.       The fourth column shows the net asset value per common
                  share of the Acquiring Fund as of January 31, 2005, while the fifth column shows the net asset value per common share of the Acquiring Fund assuming each of the Reorganizations was approved and completed as of January 31, 2005. The pro forma column thus reflects (as indicated in the second footnote) a non-recurring cost associated with the Reorganizations of approximately $587,000, which accounts for the decline from $16.48 to $16.43 in the net asset value per common share of the Acquiring Fund.

COMMENT 10.       WITH RESPECT TO THE PROPOSED REORGANIZATIONS, ADDRESS ANY
                  ISSUES RAISED BY THE STAFF OF THE SECURITIES AND EXCHANGE
                  COMMISSION IN NORTH AMERICAN SECURITY TRUST (PUBL. AVAIL.
                  AUG. 5, 1994) ("NORTH AMERICAN").

Response 10.      The Funds' analysis of North American has been prepared and filed as a separate correspondence.

COMMENT 11.       EXPLAIN SUPPLEMENTALLY THE BASIS FOR THE CHOICE OF JANUARY 31,
                  2005 AS THE DATE FOR THE PRO FORMA FINANCIAL STATEMENTS
                  ATTACHED AS APPENDIX L TO THE SAI.

Response 11.      Rule 11-02(c) of Regulation S-X governs the periods to be
                  presented with respect to pro forma financial information.
                  Rule 11-02(c)(1) requires that a pro forma financial information be prepared "as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01."


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                  Rule 3-01(g) refers registered management investment companies to Rule 3-18 in lieu of Rule 3-01. Rule 3-18(c) states:

                           If the most current balance sheet or statement of assets and liabilities in a filing is as of a date 245 days or more prior to the date the filing is expected to become effective, the financial statements shall be updated with a balance sheet or statement of assets and liabilities as of an interim date within 245 days.

                  We expected this filing to become effective on August 9, 2005, which is 282 days from October 31, 2004, the last fiscal year end of each Fund. Accordingly, pursuant to Rule 3-18(c), we updated the pro forma financial information "as of an interim date within 245 days." The date chosen, January 31, 2005, is an interim date within 245 days.

COMMENT 12.       WITH RESPECT TO THE PRO FORMA FINANCIAL STATEMENTS IN
                  APPENDIX L TO THE SAI, DISCLOSE THE EXTENT TO WHICH SECURITIES
                  OF THE TARGET FUNDS MAY BE SOLD IN CONNECTION WITH THE
                  PROPOSED REORGANIZATIONS.

Response 12.      In the second introductory paragraph to the pro forma
                  financial statements, the Funds have noted the following:

                           There is no guarantee that the portfolio of investments of the surviving entity on the closing date of the transaction will match the Pro Forma Portfolio of Investments presented herein. All or a portion of the securities acquired in the transaction could be sold by the surviving entity; however, there is no plan or intention to sell securities acquired in the transaction other than in the ordinary course of business.

                                      * * *

                  In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  Should you have any questions concerning our responses to your comments, please direct them to Christopher Rohrbacher at (312) 407-0940 or the undersigned at (312) 407-0863.

                                                Sincerely,


                                                /s/ Charles B. Taylor


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